Form NT 10-K for FIRST CHESAPEAKE FINANCIAL CORP filed on November 15, 1999


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


(Check One):  [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
[X] Form 10-Q  [ ] Form N-SAR

                  For Period Ended:  September 30, 1999
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                  [ ] Transition Report on Form 10-K [ ]
                  Transition Report on Form 20-F [ ]
                  Transition Report on Form 11-K [ ]
                  Transition Report on Form 10-Q [ ]
                  Transition Report on Form N-SAR For the
                  Transition Period Ended:

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

First Chesapeake Financial Corporation
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Full Name of Registrant


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Former Name if Applicable

12 E. Oregon Ave.
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Address of Principal Executive Office (Street and Number)

Philadelphia, PA 19148
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City, State and Zip Code





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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

The Company has restructured its financial reporting systems to accommodate the growth of operations. In July 1999 the Company recruited an experienced Controller to design and implement adequate accounting systems and controls. The design/implementation process is well underway, however, the implementation of these new systems and controls has delayed completion of the Form 10-QSB for the period ended September 30, 1999, 1997. At the present time it is not possible for the new management to adequately review and file such subsequent reports without unreasonable effort or expense.

The Company has taken several steps complete the current financial statements, and expects to have all filings current by the end of November 1999.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Mark E. Glatz               215                   755-5691
    ------------------- -----------------------  ------------------
         (Name)             (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                       [ ] Yes [X] No

Since the end of 1997, the Company substantially restructured its business operations. The Company concurrently filing its 10-KSB for 1998 and 10-QSB for the first quarter of 1999 on August 24, 1999 and the 10-QSB for the second quarter of 1999 on September 7, 1999.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                       [ ] Yes [X] No

If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                     First Chesapeake Financial Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST CHESAPEAKE FINANCIAL CORPORATION

Date: November 15, 1999                     By: /s/ Mark Mendelson
                                                -------------------
                                                Mark Mendelson
                                                Chief Executive Officer

                                            By: /s/ Richard N. Chakejian, Jr.
                                                ------------------------------
                                                Richard N. Chakejian, Jr.
                                                President

                                            By: /s/ Mark E. Glatz
                                                -------------------
                                                Mark E. Glatz
                                                Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.